UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   ) *

Footstar, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

344912209
(CUSIP Number)

September 8, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 116794108	13G

1	NAME OF REPORTING PERSONS Nantahala Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,379,123 shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,379,123 shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,379,123 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.39%
12	TYPE OF REPORTING PERSON (See Instructions) OO

Item 1 (a).	Name of Issuer:	Footstar, Inc.

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

933 MacArthur Boulevard
Malwah, New Jersey 07430

Item 2 (a).	Name of Person Filing:	Nantahala Capital Management, LLC

Item 2 (b).	Address of Principal Business Office or, if none, Residence:

265 Church Street, Suite 201
New Haven, Connecticut 06510

Item 2 (c).	Citizenship:	Massachusetts

Item 2 (d).	Title of Class of Securities:	Common Stock, par value $0.01 per share

Item 2 (e).	CUSIP Number:	344912209

Item 3.	If this Statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Not applicable.

If filing for a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution.

Not applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:	1,379,123 shares

(b)	Percent of class:	6.39%

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote	1,379,123 shares
	(ii)	Shared power to vote or to direct the vote	0
	(iii)	Sole power to dispose or to direct the disposition of	1,379,123 shares
	(iv)	Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The Reporting Person is an investment adviser which is not required to register as an investment adviser under the Investment Advisers Act of 1940 by reason of the exemption provided under Section 203(b)(3) of such Act. The shares with respect to which this filing is made are owned on behalf of two other persons, neither of which owns more than five percent of the class of securities. The Reporting Person disclaims beneficial ownership of the shares with respect to which this filing is made, except to the extent of its pecuniary interest in such shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 16, 2009
/s/ Wilmot B. Harkey
Wilmot B. Harkey
Managing Member